UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company (Exact name of registrant as specified in its charter)
Floor 8, Building D, Shengyin Building, Shengxia Road 666 Pudong District, Shanghai 201203 People’s Republic of China +86 21-5058-2081 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into an Economic Interest Transfer Agreement

On September 15, 2026, Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI) entered into an economic interest transfer agreement (the “Economic Interest Transfer Agreement”) with HK EDUCATION VISION HOLDING CO., LIMITED, a limited liability company incorporated in Hong Kong (the “Seller”), and Yuanwei Network Technology (Shanghai) Co., Ltd., a limited liability company established in the People’s Republic of China and wholly-owned by the Seller (the “Target Company”). Pursuant to the Economic Interest Transfer Agreement, the Company agreed to acquire from the Seller, and the Seller agreed to sell and transfer to the Company, the economic interests in relation to 40% of the Seller’s equity interests in the Target Company (the “Economic Interests of the Target Equity Interests”).

The aggregate purchase price for the Economic Interests of the Target Equity Interests is RMB14,301,664.20, payable by the Company through the issuance of 284,372,086 ordinary shares, par value US$0.00001428571428 per share (the “Consideration Shares”), to the Seller. The Consideration Shares issued to the Seller under the Economic Interest Transfer Agreement will be subject to a lock-up period of six (6) months, commencing on the closing date of this transaction. Upon completion of the transaction, the Company will be entitled to receive proportionate dividends, residual profit, surplus asset and other economic benefits distributed on the Consideration Shares, among others.

The transaction, which has been approved by the board of directors of the Company, is expected to close on September 15, 2026, subject to customary closing conditions.

The Economic Interest Transfer Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Economic Interest Transfer Agreement and does not purport to be a complete statement of the rights and obligations of the parties thereto and the transactions contemplated thereby, and is qualified in its entirety by reference to the full text of such exhibit.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Economic Interest Transfer Agreement, dated September 15, 2026, by and among Jinxin Technology Holding Company, HK EDUCATION VISION HOLDING CO., LIMITED and Yuanwei Network Technology (Shanghai) Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 15, 2026

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